UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2014.

Commission File Number: 001-35265

CSR plc

(Translation of registrant’s name into English)

Churchill House

Cambridge Business Park

Cowley Road

Cambridge CB4 0WZ

United Kingdom

Tel: +44 (0) 1223 692000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by checkmark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(l):  ☐

Indicate by checkmark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CSR plc

(Registrant)

Date: July 1, 2014	By:	/s/ Brett Gladden
Brett Gladden Company Secretary

26 June 2014

CSR plc

(the “Company”)

Transaction in Own Shares

CSR plc announces that on 26 June 2014, it purchased from J.P. Morgan Securities plc, 95,000 ordinary shares at an average price of 574.4547 pence per ordinary share. The purchased shares will be cancelled. Following the above purchase, the Company holds 20,082,924 ordinary shares in treasury, and has 165,697,268 ordinary shares in issue (excluding treasury shares).

Contacts

CSR plc
Will Gardiner, Chief Financial Officer
Jeffery Torrance, VP Investor Relations
Paul Sharma, Investor Relations Manager
Tel: +44 (0) 1223 692 000

27 June 2014

CSR plc

(the “Company”)

Transaction in Own Shares

CSR plc announces that on 27 June 2014, it purchased from J.P. Morgan Securities plc, 100,000 ordinary shares at an average price of 580.3651 pence per ordinary share. The purchased shares will be cancelled. Following the above purchase, the Company holds 20,062,924 ordinary shares in treasury, and has 165,619,631 ordinary shares in issue (excluding treasury shares).

Contacts

CSR plc
Will Gardiner, Chief Financial Officer
Jeffery Torrance, VP Investor Relations
Paul Sharma, Investor Relations Manager
Tel: +44 (0) 1223 692 000

30 June 2014

CSR plc

(the “Company”)

Transaction in Own Shares

CSR plc announces that on 30 June 2014, it purchased from J.P. Morgan Securities plc, 50,026 ordinary shares at an average price of 587.6241 pence per ordinary share. The purchased shares will be cancelled. Following the above purchase, the Company holds 20,062,924 ordinary shares in treasury, and has 165,569,605 ordinary shares in issue (excluding treasury shares).

Contacts

CSR plc
Will Gardiner, Chief Financial Officer
Jeffery Torrance, VP Investor Relations
Paul Sharma, Investor Relations Manager
Tel: +44 (0) 1223 692 000

1 July 2014

CSR plc

Voting Rights and Capital

In conformity with Disclosure and Transparency Rule 5.6.1R, we would like to notify the market of the following:

The total number of ordinary shares of 0.1p of CSR plc in issue at the date of this notice is 165,569,605 with each share carrying one right to vote.

Therefore the total number of voting rights in CSR plc at the date of this notice is 165,569,605.

The above figure is after adjusting for 20,062,924 ordinary shares of 0.1p each currently held by CSR plc in treasury.

The above figure (165,569,605) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, CSR plc under the FCA’s Disclosure and Transparency Rules.